SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s changes outlook on PLDT to positive”.	6

Exhibit 1

March 19, 2008

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s changes outlook on PLDT to positive”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

March 19, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s changes outlook on PLDT to positive”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  March 19, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s changes outlook on PLDT to positive”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 19, 2008

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

Moody’s Investors Service	Global Credit Research Rating Action 19 MAR 2008

Rating Action: Philippine Long Distance Telephone Company

Moody's changes outlook on PLDT to positive

Approximately US$725 million of debt securities affected

Hong Kong, March 19, 2008 --Moody's Investors Service has today affirmed Philippine Long Distance Telephone Company's ("PLDT") Baa2 senior unsecured local currency issuer rating and changed its outlook to positive from stable. At the same time, Moody's has affirmed PLDT's Ba2/positive foreign currency bond rating.

"This rating action reflects PLDT's ability to achieve ongoing revenue and EBITDA growth despite rapidly deepening cellular penetration," say Laura Acres, a Moody's Vice President.

"Furthermore, the positive outlook recognizes PLDT's ability to fund record levels of capex internally and also increase returns to shareholders without increasing its leverage," adds Acres, also Moody's Lead Analyst for PLDT.

PLDT's local currency issuer rating of Baa2 reflects the company's position as the largest telecommunications operator in the Philippines; strong consolidated financial metrics; and dominant market position, founded on its integrated business platform.

However, these factors are counterbalanced by country-specific issues, such as uncertainty surrounding the Philippines' political and economic environment. Any deterioration in the political system or changes in the regulatory regime could impact its operating profile and prospects for growth.

PLDT also faces exposure to the challenges of servicing its foreign currency debt obligations with its largely Peso denominated revenue stream. At the same time, this risk has fallen as debt has been repaid and as the Peso has appreciated against the US dollar over the past year.

PLDT's financial metrics exhibit strong investment grade characteristics. Hence, any upward pressure on the local currency rating would be more reflective of PLDT's ability to maintain its existing sound financial and operating profile on a sustainable basis. Moody's would specifically like to ensure that shareholder return polices do not lead to a material deterioration of the company's financial profile.

Downward rating pressure is not expected given the positive outlook. However the outlook could revert to stable as a consequence of event risk associated with the parlous state of the Philippines socio-economic and political environment, or more aggressive debt-funded capital management initiatives/investments such that EBITDA margins falling below 50% or free cash flow/adjusted debt falling into negative territory.

Furthermore, the foreign currency bond rating is sensitive to any movement in the Philippines country ceiling and is likely to experience an upgrade with an upgrade in the country ceiling.

Headquartered in Manila, PLDT is an integrated provider of fixed-line, broadband, cellular and ICT services. As at February 2008 it had 31 million cellular, 1.7 million fixed-line and 0.6 million broadband subscribers and is the country's leading telecommunications service provider equating to market shares of 55%, 60% and 70% respectively.

Exhibit 1

Major shareholders are First Pacific and NTT/NTT DoCoMo, with effective common shareholdings of 26.3% and 20.9% as of 6th February 2008.

Hong Kong

Laura Acres

Vice President -Senior Analyst

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 3551-3077

Hong Kong

Gary Lau

Senior Vice President

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 3551-3077

© Copyright 2008, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 19, 2008